Exhibit 99.1

UTime Limited Announces Receipt of Notice from Nasdaq Regarding Late Filing of Annual Report on Form 20-F

New York—(PR Newswire), August 24, 2022 –UTime Limited (NASDAQ: UTME) (“UTime” or the “Company), a mobile device manufacturing company focused on China and other emerging markets, today announced that  it has received a notice (“Notice”) from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market (“Nasdaq”) as a result of its failure to file its Annual Report on Form 20-F for the fiscal year ended March 31, 2022 (the “Form 20-F”) in a timely fashion. The Notice advised the Company that it was not in compliance with Nasdaq’s continued listing requirements under the timely filing criteria established in Nasdaq Listing Rule 5250(c)(1) (the “Rule”).

As reported by the Company in its Form 12b-25 filed with the Securities and Exchange Commission (the “SEC”) on July 29, 2022, the Company was unable to file its Form 20-F within the prescribed time period without unreasonable effort or expense. The extension period provided under Rule 12b-25 expired on August 16, 2022.

Nasdaq has informed the Company that, under Nasdaq rules, the Company will be required to submit a plan to regain compliance with Rule 5250(c)(1) for the Staff’s consideration by no later than October 17, 2022, which is 60 calendar days from receipt of the Notice. If the Staff accepts the plan, the Staff may grant the Company an extension of up to 180 calendar days from the Form 20-F’s due date, or until February 13, 2023 to regain compliance. However, there can be no assurance that Nasdaq will accept the Company’s plan to regain compliance or that the Company will be able to regain compliance within any extension period granted by Nasdaq. If the Staff does not accept the Company’s plan, then the Company will have the opportunity to appeal that decision to a Nasdaq Hearings Panel.

The Notice has no immediate effect on the listing or trading of the Company’s securities. However, if the Company fails to timely regain compliance with the Rule, the Company’s securities will be subject to delisting from Nasdaq.

The Company is working diligently to complete its Form 20-F and intends to file the Form 20-F as soon as practicable to regain compliance with the Rules.

About UTime Limited

UTime Limited operates as a mobile device manufacturing company committed to providing cost effective products and solutions to consumers globally and helping low-income individuals from established and emerging markets. UTime Limited is mainly engaged in the design, development, production, sales and brand operation of mobile phones, accessories and related consumer electronics. UTime Limited values systematic management and organizes production with strict high-quality standards and production technologies. UTime Limited continuously endeavors to improve its overall manufacturing service level, to strengthen its cost control processes, and enhance its ability to respond rapidly to market dynamics for sustainable development in its Electronics Manufacturing Services segment.

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected Form 20-F filing dates and the ability of the Company to regain compliance with Nasdaq continued listing requirements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors discussed in the “Risk Factors” section of the Annual Report in Form 20-F filed with the SEC on July 22, 2021. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Wonderful Sky Financial Group
Melody Pan
Tel: 852-3970-2265
E-mail: melodypanj@wsfg.hk

In the United States:

Wonderful Sky Financial Group

Sana Bao
Tel: +1-917-975-5673
E-mail: sanabaoh@wsfg.hk

For Company Inquiries, please contact:

Mengzhu Zhao
Tel: +86-755-86512181
E-mail: ir@utimemoblie.com